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                                                                  EXHIBIT A



June 30, 1999

Mr. James G. Groninger
Mr. Bernard M. Manuel
Mr. Peter L. Thigpen
Special Committee of the
   Board of Directors
Designs, Inc.
66 B Street
Needham, MA 02494

Gentlemen:

   We were appalled by the inaccurate and misleading statements made by the Special Committee in Designs, Inc.'s June 25, 1999 Press Release. Designs' continued attempts to mislead the company's shareholders and impugn my integrity are unconscionable. Given the company's continued refusal to cooperate with our legitimate requests for information and management's apparent lack of commitment to a sale of the company for the benefit of all shareholders, your attempts to blame me for this failed transaction are outrageous.

   Since the Special Committee was purportedly created for the purpose of selling the company, each of you should be aware of our numerous requests for material information necessary to conduct our due diligence, and the fact that Designs failed to provide this information.

   As I stated in my June 24, 1999 letter to Mr. Groninger, Designs, despite our repeated requests:

   1. FAILED to provide us with a copy of the $2.3 million trust agreement that was created last month to fund "golden parachute" benefits for Designs' executives Joel Reichman, Scott Semel and Carolyn Faulkner.

   2. FAILED to make arrangements for us to speak with Coopers & Lybrand, the accounting firm that prepared the company's tax returns, concerning the $5 million tax assessment. (It also took us approximately 2 1/2 months to get other information concerning this $5 million tax assessment.)

   3. FAILED to provide us with a copy of the engagement letter between Designs, Inc. and Shields & Company, Inc., which could reveal a substantial expense in the proposed transaction.

   4. FAILED to provide permission for our auditors to review all of the company's auditor's work papers, which are routinely provided to a potential buyer in a transaction of this nature.

   5. FAILED to permit us to speak with other shareholders of the company to determine if they were interested in joining us in this proposed transaction, which was a condition contained in our initial proposal.

   Due to our initial fear that the company might not be committed to the sales process and might not timely provide the information that we requested, we have kept detailed notes as to what information we requested, when we requested the information, and the company's responses to our requests.

   Clearly, the information that we requested was material to the proposed transaction. Had all of the information been provided to us, and provided promptly, we would have had more than enough time to properly evaluate the company and pursue the transaction contemplated by our proposal.

   As you know, we have had substantive communications with various financial institutions regarding the financing of our proposal. We were unable to conclude our financing arrangements as a result of your conduct.

   Based on these facts, I am shocked and dismayed by the statement in Designs' press release that "the Special Committee believed that all information requests by Mr. Holtzman and his representatives concerning these due diligence matters were complied with promptly". This statement belies the facts. Moreover, your statement that "we are disappointed that Mr. Holtzman has withdrawn his proposal" is ludicrous. Management's reluctance to pursue a legitimate proposal shows that they are not fully committed to a sale of the company.

   While conducting our due diligence on the proposed transaction, there were numerous times that we gave serious consideration to withdrawing our proposal due to Designs' conduct, but we continued this process out of deference to the other shareholders. However, when it became clear to us that we were not going to receive the information we requested, we could not justify the expenses that we were incurring in continuing the matter.

   In regard to Levi Strauss, as contemplated by our original proposal, we specifically asked the company for permission to speak with Stanley Berger, the Chairman of the Board, the Founder, and the largest individual shareholder of the company, and an individual with a longstanding relationship with Levi Strauss, to determine if he was interested in participating in this proposed transaction. If the company would have permitted us to seek to involve Mr. Berger in this transaction, which it refused to do, we believe that it would have provided the most productive line of communication with Levi Strauss.

   Although we have withdrawn our proposal to purchase the company as a result of Designs' tactics, we still believe that the recently established
$2.3 million trust is material and that the trust agreement should be filed with the Securities and Exchange Commission. The $2.3 million used to fund this trust represents approximately $.15 per share, which is approximately 10% of the current market capitalization of the company. Shareholders of Designs should have the right to know the exact terms of this trust, how it was funded and how much it cost them to "feather the nests" of the top executives. I also believe that the details of the $5 million tax assessment are material and should be disclosed.

   Due to the numerous false and misleading statements contained in Mr. Groninger's June 11, 1999 letter (which was filed with Designs' Form 10-Q dated June 15, 1999) and the June 25, 1999 press release, we insist that the company issue a curative statement to inform the shareholders and investing public of the true facts.

                                   Sincerely,


                                   /s/ Seymour Holtzman
                                   Seymour Holtzman
                                   Chairman and Chief Executive Officer